Exhibit 99.1
Pagaya Announces Closing of Business Combination

Pagaya to Begin Trading on Nasdaq on June 23rd Under the Symbol “PGY”

New York, NY and Tel Aviv, Israel, June 22, 2022 – Pagaya Technologies Ltd. (“Pagaya”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, announced today the completion of its previously announced business combination with EJF Acquisition Corp. (“EJFA”), a special purpose acquisition company, which was approved by Pagaya shareholders on June 16, 2022 and by EJFA’s shareholders on June 17, 2022. The publicly listed company is now Pagaya Technologies Ltd. and its Class A ordinary shares and public warrants will begin trading on the Nasdaq stock market beginning on June 23, 2022 under the ticker symbols “PGY” and “PGYWW,” respectively.

“Six years ago, we embarked on a mission to become the leading network powering financial possibilities for our partners and their customers,” said Gal Krubiner, CEO of Pagaya. “Since then, we have achieved significant volume and scale, thanks to the support of our dedicated employees, partners, and investors, leading us to this exciting moment in our company’s history. We believe being a public company better positions us to continue becoming the trusted A.I. partner for the banking ecosystem, helping to expand the availability of life-changing financial products to more people.”

About Pagaya

Pagaya is a financial technology company working to reshape the lending marketplace by using machine learning, big data analytics, and sophisticated AI-driven credit and analysis technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API and capital solutions seamlessly integrate into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the business combination transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (2) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (3) costs related to the business combination; (4) changes in applicable laws or regulations; (5) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (6) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA or Pagaya. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Pagaya undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts

For all Pagaya Investor Relations inquiries, please reach out to IR@pagaya.com.

For all Pagaya media inquiries, please reach out to Edelman at Pagaya@edelman.com and press@pagaya.com.